FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

January 30, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On January 30, 2003, NovaGold Resources Inc. reported that final core drilling continued to intercept high-grade gold mineralization outside of the Acma deposit and within the Akivik, Aurora and 400 Zones. A final comprehensive resource estimate will be completed jointly with Placer Dome and is targeted for completion in March.

Drill highlights include: Hole 870 with 56 meters grading 7.36 g/t gold, Hole 878 with 16.3 meters grading 13.31 g/t, Hole 887 with 19.2 meters grading 8.77 g/t, and Hole 941 with 19.3 meters grading 9.24 g/t and 25 meters grading 7.29 g/t gold.

Placer Dome to make an option decision on the project by mid-February. NovaGold and Placer Dome are jointly funding the current US$3.0 million program during the decision period.

Item Five - Full Description of Material Change

On January 30, 2003, NovaGold Resources Inc. reported that final core drilling continued to intercept high-grade gold mineralization outside of the Acma deposit and within the Akivik, Aurora and 400 Zones. A final comprehensive resource estimate will be completed jointly with Placer Dome and is targeted for completion in March.

Drill highlights include: Hole 870 with 56 meters grading 7.36 g/t gold, Hole 878 with 16.3 meters grading 13.31 g/t, Hole 887 with 19.2 meters grading 8.77 g/t, and Hole 941 with 19.3 meters grading 9.24 g/t and 25 meters grading 7.29 g/t gold.

Placer Dome to make an option decision on the project by mid-February. NovaGold and Placer Dome are jointly funding the current US$3.0 million program during the decision period.

Final 2002 Drill Results Complete, Comprehensive Resource Estimate in Progress

NovaGold completed its most recent program of delineation core drilling at Donlin Creek in December of 2002. The in-fill drilling was designed to upgrade the new resource areas to a minimum 50 meter by 50 meter drill spacing in preparation for a new comprehensive Resource Estimate targeted for completion with Placer Dome in March of 2003. The latest round of drilling continued to intersect significant gold mineralization that is expected to expand the current resource. The drilling is also expected to upgrade a significant portion of the new high-grade gold mineralization at the Akivik, Aurora, 400, Acma and South Acma zones to the Measured and Indicated resource categories. The resources in these areas are anticipated to be included within the new modeled pit outlines that will be used for the Pre-Feasibility study expected to be completed by mid-year.

The current assay results include numerous excellent intercepts from the South Acma area including DC02-870 with 7 significant zones including 20 meters grading 5.3 g/t and 56 meters grading 7.36 g/t gold. Also from the East Acma area drill hole DC02-878 intersected 3 significant mineralized zones including 16.3 meters grading 13.31 g/t gold. The results from both South and East Acma have significantly extended the known mineralization to depth and along the length of the system. Additional highlights from the Akivik target area include DC02-887 with 19.2 meters grading 8.77 g/t gold and DC02-941 with 19.3 meters grading 9.24 g/t and 25 meters grading 7.29 g/t gold. (The press release referred here to tables included in the release.)

During the 2002 drill program, NovaGold completed 347 drill holes (195 core holes and 152 rotary holes) for a total of 51,009 meters (167,352 feet). This includes 39,158 meters (128,472 feet) of core drilling and 11,851 meters (38,880 feet) of rotary drilling in 2002.

The drill program and sampling protocol were managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration and Project Manager for NovaGold. Database quality control and quality assurance standards are overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: www.novagold.net/s/ProjectsIndex.asp.

Tables entitled, "New Donlin Creek Summary Drill Results (Acma, Akivik and 400 Zone)" and "New Donlin Creek Summary Drill Results (Aurora)" were included in the release.

Second Phase Optimizing Metallurgical Studies Initiated

In December 2002, the Company reported very encouraging test results from Newmont Metallurgical Services’ patented N2TEC flotation process on representative mineralized intrusive and sedimentary from Donlin Creek. These test results showed improved flotation gold recoveries from intrusive and sediment hosted ores compared to the average recovery figures used in the March 2002 Preliminary Economic Assessment Study.

Hazen Labs of Denver, Colorado has initiated a second series of metallurgical studies to further look at process optimization. These programs consist of additional ore characterization and refinement of bench-scale batch conventional flotation, N2TEC flotation, pressure oxidation and cyanidation test work. The results of these tests will help establish the optimum technical and economic approach to maximize gold recoveries. The results of the tests to date confirm the results of previous studies by Placer Dome and show that continued improvement of overall gold recovery is achievable through process optimization. These improved test results will be used for the recovery projections and process flow-sheet in the Pre-Feasibility Study due mid-year and will determine the parameters for subsequent continuous pilot-plant work in the Feasibility stage.

Placer Dome to Make Option Decision in Mid-February

NovaGold earned a 70% interest in the Donlin Creek Project with the underlying property owners Calista Corporation and the Kuskokwim Corporation by investing US$10 million in exploration and development on the project since March of 2001. With NovaGold’s vesting of a 70% interest into the Donlin Creek Project, Placer Dome and NovaGold established a joint venture to develop the project. NovaGold and Placer Dome have funded on a 70%/30% basis the current $3 million program to complete the updated resource estimate during the decision period.

Placer Dome has until mid-February 2003 to determine its future level of participation in the Donlin Creek Project and is considering one of the following options during this time:

1.	Placer Dome may continue to contribute to the development of the Donlin project at a 30% participating interest level with NovaGold remaining as operator at 70% ownership; or

2.
Placer Dome may choose to earn an additional 40% interest in the project in 5 years or less, by spending a minimum of US$30 million toward project development, completing a project Feasibility Study, and committing to build a mine that produces not less than 600,000 ounces of gold per year. Under this option Placer Dome would not earn any incremental additional interest in the project above their current 30% level until all of the above conditions are met within the maximum 5 year timeframe. NovaGold would not be required to contribute any additional funding up to the US$30 million and at NovaGold’s election Placer Dome would assist with financing for any development costs exceeding US$30 million with NovaGold’s share of the development costs to be repaid out of a portion of its future mine cash flow.

Under either scenario, NovaGold shareholders should see considerable added value as Donlin Creek’s gold resources continue to expand and as the project advances through Pre-Feasibility, Feasibility and into production at potentially over 1 million ounces of gold per year. At the currently envisioned production levels, NovaGold’s potential annual share of gold production would likely range from 200,000 to 400,000 ounces of gold per year.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 30th day of January, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Final 2002 Drill Results Reported From Donlin

January 30th, 2003, Vancouver – NovaGold Resources Inc.

Highlights

  Final core drilling continued to intercept high-grade gold mineralization outside of the Acma deposit and within the Akivik, Aurora and 400 Zones. A final comprehensive resource estimate will be completed jointly with Placer Dome and is targeted for completion in March.
  Drill highlights include: Hole 870 with 56 meters grading 7.36 g/t gold, Hole 878 with 16.3 meters grading 13.31 g/t, Hole 887 with 19.2 meters grading 8.77 g/t, and Hole 941 with 19.3 meters grading 9.24 g/t and 25 meters grading 7.29 g/t gold.
  Placer Dome to make an option decision on the project by mid-February. NovaGold and Placer Dome are jointly funding the current US$3.0 million program during the decision period.

Final 2002 Drill Results Complete, Comprehensive Resource Estimate in Progress

NovaGold completed its most recent program of delineation core drilling at Donlin Creek in December of 2002. The in-fill drilling was designed to upgrade the new resource areas to a minimum 50 meter by 50 meter drill spacing in preparation for a new comprehensive Resource Estimate targeted for completion with Placer Dome in March of 2003. The latest round of drilling continued to intersect significant gold mineralization that is expected to expand the current resource. The drilling is also expected to upgrade a significant portion of the new high-grade gold mineralization at the Akivik, Aurora, 400, Acma and South Acma zones to the Measured and Indicated resource categories. The resources in these areas are anticipated to be included within the new modeled pit outlines that will be used for the Pre-Feasibility study expected to be completed by mid-year.

The current assay results include numerous excellent intercepts from the South Acma area including DC02-870 with 7 significant zones including 20 meters grading 5.3 g/t and 56 meters grading 7.36 g/t gold. Also from the East Acma area drill hole DC02-878 intersected 3 significant mineralized zones including 16.3 meters grading 13.31 g/t gold. The results from both South and East Acma have significantly extended the known mineralization to depth and along the length of the system. Additional highlights from the Akivik target area include DC02-887 with 19.2 meters grading 8.77 g/t gold and DC02-941 with 19.3 meters grading 9.24 g/t and 25 meters grading 7.29 g/t gold. (See complete tables below).
During the 2002 drill program, NovaGold completed 347 drill holes (195 core holes and 152 rotary holes) for a total of 51,009 meters (167,352 feet). This includes 39,158 meters (128,472 feet) of core drilling and 11,851 meters (38,880 feet) of rotary drilling in 2002.

The drill program and sampling protocol were managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration and Project Manager for NovaGold. Database quality control and quality assurance standards are overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: www.novagold.net/s/ProjectsIndex.asp

New Donlin Creek Summary Drill Results (Acma, Akivik and 400 Zone)

		Length	Gold	Length	Gold
DHID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)	Type	Area
DC02-870	74.0 to 80.1	6.1	6.40	20.0	0.19	Core	Acma
DC02-870	181.3 to 196.0	14.7	3.51	48.2	0.10
DC02-870	222.0 to 254.0	32.0	3.56	105.0	0.10
DC02-870	300.0 to 356.0	56.0	7.36	183.7	0.21
DC02-870	386.0 to 406.0	20.0	5.32	65.6	0.16
DC02-870	420.0 to 436.0	16.0	3.79	52.6	0.11
DC02-870	468.0 to 481.0	13.0	4.07	42.7	0.12
DC02-878	52.0 to 56.0	4.0	5.64	13.1	0.16	Core	Acma
DC02-878	155.8 to 172.0	16.3	13.31	53.3	0.39
DC02-878	218.0 to 226.4	8.4	3.96	27.7	0.12
DC02-882	85.5 to 116.9	31.4	5.42	103.0	0.16	Core	Acma
DC02-882	166.5 to 182.3	15.8	6.84	51.8	0.20
DC02-883	22.8 to 26.9	4.1	7.13	13.5	0.21	Core	Acma
DC02-949	90.5 to 104.0	13.5	5.42	44.2	0.16	Core	Acma

DC02-885	253.6 to 290.9	37.3	4.02	122.2	0.12	Core	Akivik
DC02-885	303.0 to 310.5	7.5	3.75	24.6	0.11
DC02-887	10.8 to 30.1	19.2	8.77	63.1	0.26	Core	Akivik
DC02-905	65.0 to 85.0	20.0	3.02	65.6	0.09	Core	Akivik
DC02-906	163.0 to 167.2	4.2	6.20	13.6	0.18	Core	Akivik
DC02-908	84.4 to 92.0	7.6	3.05	24.9	0.09	Core	Akivik
DC02-908	168.0 to 183.0	15.0	6.53	49.2	0.19
DC02-921	13.0 to 17.0	4.0	10.06	13.1	0.29	Core	Akivik
DC02-921	117.7 to 121.4	3.7	12.98	12.2	0.38
DC02-923	163.0 to 168.0	5.0	9.77	16.4	0.28	Core	Akivik
DC02-941	120.0 to 145.0	25.0	7.29	82.0	0.21
DC02-941	155.8 to 174.0	18.3	9.24	59.9	0.27	Core	Akivik
DC02-942	106.3 to 120.2	13.9	6.36	45.4	0.19	Core	Akivik

DC02-888	14.9 to 19.0	4.1	5.08	13.3	0.15	Core	400 Zone
DC02-889	63.0 to 71.0	8.0	3.69	26.2	0.11	Core	400 Zone
DC02-889	83.9 to 88.6	4.7	11.11	15.4	0.32
DC02-900	18.1 to 28.0	9.9	8.61	32.3	0.25	Core	400 Zone
DC02-911	59.1 to 81.9	22.7	6.06	74.5	0.18	Core	400 Zone
DC02-911	248.0 to 254.0	6.0	9.28	19.5	0.27
DC02-911	321.0 to 331.0	10.0	4.27	32.8	0.12
DC02-913	19.0 to 31.5	12.5	3.58	41.0	0.10	Core	400 Zone
DC02-913	38.0 to 50.1	12.1	8.42	39.6	0.25
DC02-913	116.0 to 132.0	16.0	5.31	52.5	0.15
DC02-937	103.8 to 127.0	23.2	4.47	76.2	0.13	Core	400 Zone
DC02-939	5.2 to 10.0	4.8	5.93	15.8	0.17	Core	400 Zone
DC02-939	16.0 to 31.0	15.0	6.11	49.1	0.18
DC02-947	70.0 to 80.0	10.0	9.03	32.8	0.26	Core	400 Zone

Table continued on following page.

New Donlin Creek Summary Drill Results Continued (Aurora)

		Length	Gold	Length	Gold
DHID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)	Type	Area
DC02-879	95.0 to 107.0	12.0	3.19	39.4	0.09	Core	Aurora
DC02-879	183.0 to 200.0	17.0	3.08	55.8	0.09
DC02-890	61.5 to 73.0	11.5	3.17	37.8	0.09	Core	Aurora
DC02-891	114.0 to 115.2	1.2	31.85	3.9	0.93	Core	Aurora
DC02-892	40.2 to 47.0	6.8	3.13	22.2	0.09	Core	Aurora
DC02-892	50.0 to 54.0	4.0	6.53	13.1	0.19
DC02-892	137.0 to 149.0	12.0	3.55	39.4	0.10
DC02-894	113.0 to 124.6	11.6	6.98	38.2	0.20	Core	Aurora
DC02-910	54.0 to 63.0	9.1	4.24	29.7	0.12	Core	Aurora
DC02-910	93.0 to 103.0	10.0	5.09	32.8	0.15
DC02-910	145.5 to 153.0	7.6	3.92	24.8	0.11
DC02-915	204.0 to 212.6	8.6	3.78	28.3	0.11	Core	Aurora
DC02-915	296.5 to 304.7	8.2	5.43	26.9	0.16
DC02-915	356.5 to 366.5	10.0	3.42	32.8	0.10
DC02-916	231.7 to 236.0	4.3	5.71	13.9	0.17	Core	Aurora
DC02-916	314.0 to 319.0	5.0	5.19	16.4	0.15
DC02-916	383.9 to 390.0	6.1	3.45	20.0	0.10
DC02-917	33.0 to 40.3	7.3	4.51	24.0	0.13	Core	Aurora
DC02-917	143.0 to 147.4	4.4	5.20	14.3	0.15
DC02-917	200.0 to 206.0	6.0	5.32	19.7	0.16
DC02-960	165.0 to 181.0	16.0	5.80	52.5	0.17	Core	Aurora
DC02-960	230.0 to 240.0	10.0	5.46	32.8	0.16
DC02-961	98.0 to 116.0	18.0	6.80	59.1	0.20	Core	Aurora
DC02-961	149.0 to 157.0	8.0	4.94	26.2	0.14
DC02-961	179.0 to 183.9	4.9	5.47	16.1	0.16
DC02-962	157.0 to 163.0	6.0	6.81	19.7	0.20	Core	Aurora

Second Phase Optimizing Metallurgical Studies Initiated

In December 2002, the Company reported very encouraging test results from Newmont Metallurgical Services’ patented N2TEC flotation process on representative mineralized intrusive and sedimentary from Donlin Creek. These test results showed improved flotation gold recoveries from intrusive and sediment hosted ores compared to the average recovery figures used in the March 2002 Preliminary Economic Assessment Study.

Hazen Labs of Denver, Colorado has initiated a second series of metallurgical studies to further look at process optimization. These programs consist of additional ore characterization and refinement of bench-scale batch conventional flotation, N2TEC flotation, pressure oxidation and cyanidation test work. The results of these tests will help establish the optimum technical and economic approach to maximize gold recoveries. The results of the tests to date confirm the results of previous studies by Placer Dome and show that continued improvement of overall gold recovery is achievable through process optimization. These improved test results will be used for the recovery projections and process flow-sheet in the Pre-Feasibility Study due mid-year and will determine the parameters for subsequent continuous pilot-plant work in the Feasibility stage.

Placer Dome to Make Option Decision in Mid-February

NovaGold earned a 70% interest in the Donlin Creek Project with the underlying property owners Calista Corporation and the Kuskokwim Corporation by investing US$10 million in exploration and development on the project since March of 2001. With NovaGold’s vesting of a 70% interest into the Donlin Creek Project, Placer Dome and NovaGold established a joint venture to develop the project. NovaGold and Placer Dome have funded on a 70%/30% basis the current $3 million program to complete the updated resource estimate during the decision period.

Placer Dome has until mid-February 2003 to determine its future level of participation in the Donlin Creek Project and is considering one of the following options during this time: 1) Placer Dome may continue to contribute to the development of the Donlin project at a 30% participating interest level with NovaGold remaining as operator at 70% ownership; or 2) Placer Dome may choose to earn an additional 40% interest in the project in 5 years or less, by spending a minimum of US$30 million toward project development, completing a project Feasibility Study, and committing to build a mine that produces not less than 600,000 ounces of gold per year. Under this option Placer Dome would not earn any incremental additional interest in the project above their current 30% level until all of the above conditions are met within the maximum 5 year timeframe. NovaGold would not be required to contribute any additional funding up to the US$30 million and at NovaGold’s election Placer Dome would assist with financing for any development costs exceeding US$30 million with NovaGold’s share of the development costs to be repaid out of a portion of its future mine cash flow.

Under either scenario, NovaGold shareholders should see considerable added value as Donlin Creek’s gold resources continue to expand and as the project advances through Pre-Feasibility, Feasibility and into production at potentially over 1 million ounces of gold per year. At the currently envisioned production levels, NovaGold’s potential annual share of gold production would likely range from 200,000 to 400,000 ounces of gold per year.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(360) 766-7102
E-mail: Greg.Johnson@NovaGold.net

Don MacDonald, CA, Sr Vice President and CFO
Vancouver, B.C., Canada
(604) 669-6227
E-mail: Don.MacDonald@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net